Exhibit 4.3

SANGOMA TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

FISCAL YEAR ENDED JUNE 30, 2021

INDEX

Introduction	ii
• Basis of presentation	ii
• Non-IFRS measures	ii
• Forward-looking statements	iii

Description of Business	iv

Overall Performance	viii
• Financial	viii
• Operational	ix
• Innovation	ix
• Sales and marketing	x

Results of Operations	xii
• Summary of results for the fourth quarter of fiscal 2021	xii
• Quarterly results trends	xvi
• Sales and net income by quarter	xvi

Selected Annual Information	xvii
• Key financial metrics	xvii
• Summary of results for year to date fiscal 2021	xviii

Liquidity	xxi

Capital Resources	xxi

Contract Liabilities	xxii

Use of Proceeds from Equity Offerings	xxii

Off-Balance Sheet Arrangements	xxiii

Related Party Transactions	xxiii

Proposed Transactions	xxiii

Financial Instruments and Other Instruments	xxiv

Outstanding Share Data	xxiv

Significant Events	xxiv

Post Reporting Events	xxv

Guidance	xxvi

Additional Information	xxvi

Glossary of Terms	xxvii

i

SANGOMA TECHNOLOGIES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS FOR FISCAL 2021

ENDED JUNE 30, 2021

September 29, 2021

INTRODUCTION

The Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the financial condition and results of operations of Sangoma Technologies Corporation (hereinafter referred to as “Sangoma” or the “Company”). The MD&A compares the financial results for the fiscal fourth quarter and full year 2021 with those of the same periods in the previous year. This MD&A should be read in conjunction with Sangoma’s audited annual consolidated financial statements and related notes for twelve months ended June 30, 2021 (“Financial Statements”) which are available at www.sedar.com. All amounts are in Canadian Dollars unless otherwise noted.

BASIS OF PRESENTATION

The Company reports in accordance with International Financial Reporting Standards (“IFRS”).

NON-IFRS MEASURES

This MD&A contains references to certain non-IFRS financial measures such as Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow. Non-IFRS financial measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Non-IFRS financial measures used herein have been applied on a consistent basis but in past MD&As the Company used the term “EBITDA” instead of “Adjusted EBITDA” as it is doing in this MD&A. This change is solely a change in nomenclature and the calculation of this non-GAAP measure remains the same. “Adjusted Operating Income (Loss)” is the same as the IFRS income before interest, income taxes, gain on change in fair value of consideration payable, business acquisition and business integration costs. “Adjusted EBITDA” means earnings before interest, income taxes, depreciation (including for right-of-use assets), amortization, share-based compensation, change in fair value of consideration payable, business acquisition costs and business integration costs. Adjusted EBITDA is a measure used by many investors to compare issuers. “Adjusted Cash Flow” means cash flow from operations as defined by IFRS less interest income and the capitalized development costs that Sangoma amortized during the period, plus interest expense, business acquisition costs and business integration costs. We believe that Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow are useful supplemental information as they provide an indication of the results generated by the Company’s main business activities before taking into consideration how they are financed, taxed, depreciated or amortized. Investors are cautioned that non-IFRS financial measures, such as those presented herein, should not be construed as an alternative to net income or cash flow determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities.

Forward-looking statements include, but are not limited to, statements concerning estimates of expected expenditures (including in respect of IT and security enhancements being implemented in response to the cyber attack), statements relating to expected future production and cash flows, statements relating to the ongoing investigation into and actions being undertaken in response to the cyber attack and the anticipated impact on our business, and other statements which are not historical facts. When used in this document, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to risks and uncertainties associated with the cost and integration of Star2Star, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the Canadian dollar and other currencies, changes in technology, changes in the business climate, changes in the regulatory environment, the decline in the importance of the PSTN, new competitive pressures, the outcome of our ongoing investigation into the cyber attack, costs related to our investigation and any resulting liabilities, our ability to recover any proceeds under our insurance policies, costs related to and the effectiveness of our mitigation and remediation efforts, the impact of global supply chain delays, the retention of key staff, the increase in cost of our components and materials and the impact of changes to interest rates. See also “Guidance” below for more information on certain of these risks and uncertainties.

The forward-looking statements contained in this management’s discussion and analysis are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by law.

DESCRIPTION OF THE BUSINESS

General (also refer to the Glossary of Terms at the end of this document)

Sangoma’s products and services are used by leading companies throughout the world and in leading UC, PBX, IVR, contact center, carrier networks, and data communication applications worldwide. Sangoma’s portfolio of products also enable service providers, carriers, enterprises, SMBs, and OEMs alike to leverage their existing infrastructure for maximum financial return, while still delivering the most advanced applications and services from the latest technologies available.

Sangoma’s Communications as a Service (CaaS) Portfolio

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service solutions for businesses of all sizes. The value-based communications segment includes small businesses to large enterprises who are looking for all the advantages of cloud-based communications at a fair price. Sangoma’s current Communications as a Service offerings are typically offered with monthly, yearly, or multi-year contracts and include:

•	Unified Communications as a Service (“UCaaS”)

•	Trunking as a Service (“TaaS”)

•	Communications Platform as a Service (“CPaaS”)

•	Fax as a Service (“FaaS”)

•	Video Meetings as a Service (“MaaS”)

•	Desktop as a Service (“DaaS”)

Unified Communications as a Service (UCaaS)

Sangoma’s UC solutions are business communication systems (PBX’s with advanced UC features, such as presence/chat, conferencing, mobility, fax, and more) that can be deployed on-premise or hosted in the Cloud, allowing businesses to select the best option for their needs. Unified Communication systems, because of their mobility features such as having the business phone number ring on an app on your smartphone and/or desktop and instant messaging capability, enable remote work and work from home much more efficiently. Sangoma’s UC solutions are deployed globally, with over 2 million licensed seats of its commercial Unified Communication solutions. Sangoma’s Unified Communication solutions fully integrate with our phones, soft clients, and network interoperability products to provide a fully interoperable solution from a single vendor.

Cloud-Based Business Phone Solution

Sangoma offers its customers full-scale cloud-based Unified Communications solutions. With Sangoma, businesses can get contact center, mobility, softphone, call control, and productivity features included for every user at a reasonable price. Sangoma’s hosted phone service delivers the customer experience businesses demand at an affordable price point. Customers can also choose pre-provisioned phones that customers simply plug into their network.

On-Premise Business Phone Solution

Sangoma also offers the more traditional on-premise UC phone system, for businesses still wanting to deploy their business phone system on premise. Whether deployed on a dedicated appliance or in the customer’s virtual environment, Sangoma provides the power and connectivity necessary for any organization.

o	IP Deskphones, Headsets and UC Clients: Sangoma provides desktop and softphone collaboration clients that integrate seamlessly with our UC solution offerings and deliver UC features (presence, contacts, chat, calling, audio and video conferencing, etc.) from a single application, on any device, at any location.

o	IP Deskphones: Sangoma offers a full line of phones that work with both our cloud and on-premise systems, that are perfect for every user type, from casual to call center to managers and executives. Sangoma’s product line includes entry-level, mid-range, and executive-level phones. All models include HD Voice and plug-and-play deployment. Sangoma’s range of IP phones are customized to seamlessly integrate with all of our UC Systems and provide zero touch installation, simplified system management, and instant access to a wide range of features.

o	Headsets: Sangoma also offers headsets that either work in conjunction with the desktop phones (by plugging into the phone) or work in conjunction to our desktop soft client (by plugging directly into the computer). These headsets enable roaming of up to 325 feet from the phone or desk computer.

o	UC Clients and Softphones: Unified Communication Clients (or softphones) are used to make or receive phone calls with your business phone number and can be used as your main phone or as an extension of your desk phone. They are available as an app on your smartphone or computer. These UC clients have enabled employees to work remote seamlessly by enabling phone calls to customers and other employees as if they were in a physical office. Sangoma offers UC clients with all of our Unified Communication / Business phone system product lines.

Trunking as a Service (TaaS)

SIP trunks deliver Internet-based telephony services to businesses using their existing internet connection, eliminating the need for separate traditional PSTN or digital telecom connections. SIP trunking is fast becoming the technology of choice to interconnect an IP PBX system to a telephone company. The main drivers are cost efficiencies (over fixed lines such as ISDN or analog lines from incumbent telcos) and end-to-end UC features/transparency. Cost efficiencies are realized because SIP trunking uses already-available broadband connections at customer premises. Sangoma offers both retail and wholesale SIP Trunking which allows our customers to choose the service that best meets their needs. Either service offers DIDs and number porting.

o      Retail SIP Trunking

Retail SIP trunking offers predictable monthly expenses with pricing based per trunk. SIPStation, Sangoma’s retail SIP trunking service, is seamlessly integrated into our various UC platforms, making it easy to get up and running. It also includes an integrated fax service option, enabling a business to send and receive faxes from a web interface or from a local fax machine. Typically, small to mid-sized businesses and enterprises would utilize this type of service.

v

o      Wholesale SIP Trunking

Sangoma’s wholesale SIP trunking offer is now available following the acquisition of VoIP Innovations. Pricing for wholesale SIP trunking is usage-based but with a larger monthly minimum commitment. This includes origination, termination, SMS/MMS, e911, and fraud mitigation. Typically, very large businesses or service providers who resell SIP trunks would utilize this type of service.

Communications Platform as a Service (CPaaS)

Communications Platform as a Service (CPaaS) allows developers to easily build services and applications using real-time communication features, such as voice, video, chat, and SMS, via the cloud. Our platform enables Sangoma, our integrator/developer partners, and advanced customers to build new communications services based on voice, rest APIs, WebRTC, and SMS. When running an application on a CPaaS platform, performance is critical. To ensure peak performance, Sangoma offers its own SIP trunking service, providing optimized connectivity in addition to easy access to phone numbers.

Video Meetings as a Service (MaaS)

Sangoma Meet is a video conferencing and collaboration service accessible from any device that enables file sharing on screen so collaboration with co-workers is enhanced, integrates seamlessly with your calendar and enables PSTN phone calls.

FAX as a Service (FaaS)

Faxing remains an important communications tool, yet VoIP networks are sometimes unable to send faxes reliably because fax standards are based on very specific timing that can be interrupted in VoIP systems, especially where there is substantial latency. Sangoma’s FoIP service, FaxStation, is a hosted service to remedy this problem. It features a telecom appliance with up to four analog connections for fax machines and operates in concert with Sangoma’s fax server data center to encrypt and package the fax communication to make it fail-safe. This is particularly useful for small businesses that rely on fax communications but also for industries with challenging network conditions, such as mining, oil rigs, and ship-to-shore over satellite.

Desktop as a Service (DaaS)

Sangoma’s Desktop as a Service helps companies adapt to today’s modern, flexible, and remote workforce. It is the most secure method for staff to access their tools and applications from any location to do their work, delivers simplified IT administration and cuts down on the CAPex of deploying PCs.

Network Interconnection Products

In addition to the Communications as a Service (CaaS) offerings describe above, Sangoma also offers network interconnection products. These products connect different types of networks together, such as VoIP networks to PSTN networks, or VoIP networks to mobile networks or different types of VoIP networks.

Session Border Controllers (SBCs)

Anytime two VoIP networks interconnect, issues of security and interoperability arise. SBCs can manage these issues, including provider-to-provider connections, provider-to-enterprise connections, and enterprise-to-enterprise connections. Sangoma’s SBCs are available as hardware appliances, as software-only solutions running on a virtual machine in hosted environments, or as a hybrid of both. The hybrid solution is unique to Sangoma and provides all the flexibility expected from virtual machine capability coupled with the scalability that is found in hardware-based solutions. Sangoma’s SBCs have broad interoperability certifications.

VoIP Gateways

VoIP gateways are needed any time voice traffic moves from a VoIP network to a traditional PSTN telephone network. As the traffic traverses these networks there are issues that need to be resolved regarding both the media (the sound of the caller’s voice) and the signaling (the method used to control the media traveling over that connection).

In a service provider or carrier network, much larger gateways perform these same tasks. In addition, there are signaling protocols that are only used when carrier networks communicate with other carrier networks that are not included in the enterprise product line.

All Sangoma’s gateways have broad interoperability certifications.

PSTN Interface and Media Processing Boards

Sangoma’s complete line of boards connect and interface to the PSTN. Even though IP networks are growing and quickly becoming the standard, the PSTN still exists and new communication solutions often need to connect to the PSTN. These boards are primarily used by communications solution developers in PC/Server based telecommunications systems that connect to the PSTN. They perform a very similar task to VoIP gateways, but are installed inside the server rather than being stand-alone devices. By providing customers with the option of using a PSTN interface board or a VoIP gateway, Sangoma maximizes flexibility based on installation requirements, particularly when space and power are at a premium. They may also be used in harsh conditions that require ruggedized servers.

Open-Source Software Products

Asterisk and FreePBX

Sangoma is the primary developer and sponsor of the Asterisk project, the world’s most widely used open-source communications software, and the FreePBX project, the world’s most widely used open-source PBX software. Together, Sangoma has 5 Million users of our open-source software, with an average of 50,000 new installs per month.

Sangoma also offers revenue-generating products and services, beyond the open-source Asterisk or FreePBX software, to users of these open source software products. The types of products and services Sangoma offers includes software add-ons beyond what is offered in Asterisk or FreePBX, IP phones, SIP trunking, cloud-based fax, training, technical support, maintenance, PSTN cards, VoIP gateways, session border controllers, and commercial/hardened versions of the PBX/UC software they have downloaded.

OVERALL PERFORMANCE

Financial

1 Adjusted operating income (loss) and Adjusted EBITDA are metrics used by the Company to monitor its performance and the definitions may be found in the section non-IFRS measures above.

Sales for the fiscal year 2021, were a record $167.34 million and were in line with the most recent business update of approximately $167 million provided on July 29, 2021. Sales for the fourth quarter were $61.55 million, up 77% over the same quarter last year, led by the Star2Star addition.

Gross profit for the year was $113.96 million, delivering gross margin at 68% of sales, up by 3 points over the 65% in fiscal 2020. Gross profit in the fourth quarter was $44.08 million, producing over 70% gross margin, an indication of our going forward run rate as a combined Company.

Operating expenses were $105.88 million for the fiscal year 2021 and $46.42 million for the fourth quarter, both up materially year-over-year, and with the fourth quarter also up sequentially over our third quarter. These increases in spending reflect investments in growth, the acquisition of Star2Star, and the additional amortization of the acquired intangible assets (which does not have a cash impact).

Adjusted EBITDA was $12.09 million in the fourth quarter, or just over 19% of revenue, bringing the total for the year to $32.29 million. This annual figure is about 50% more than in fiscal 2020, above guidance of $30 million, and consistent with our July 29, 2021 Business Update in which we indicated that we expected Sangoma to exceed such guidance.

Net income for the year ended June 30, 2021 was $0.77 million reflecting the additional non-cash items, together with $4.89 million of business acquisition expenses associated with the Star2Star acquisition.

Sangoma continues to maintain a strong balance sheet, finished the quarter with a cash balance of $27.39 million on June 30, and remains comfortably within its debt covenants.

Sangoma generated $24.66 million of Adjusted Cash Flow from operations during the fiscal year ended June 30, 2021 compared to $15.01 million in the fiscal year ended June 30, 2020, with $9.55 million coming from the fourth quarter inclusive of Star2Star.

Operational

Sangoma Technologies is a trusted leader in delivering cloud-based “Communications as a Service” (or CaaS) solutions for businesses of all sizes. This segment includes companies from small/medium businesses (SMB’s) right up to large enterprises who are looking for all the advantages of cloud-based communications at a fair price. In addition to those cloud-based Services, Sangoma also has a broad suite of Products to compliment its services.

Enterprises, SMBs and carriers in more than 100 countries rely on Sangoma’s technology as part of their mission-critical infrastructures. Through a worldwide network of distribution partners, Sangoma delivers high-quality services and products, some of which carry the industry’s first lifetime warranty.

Innovation

As a technology company, Sangoma is continuously working on a large number of projects across its broad portfolio of existing products. While the Company has introduced several new additions to its product portfolio over the last few years, the majority of the Company’s investment in Research and Development (“R&D”) is dedicated to sustaining, improving on and enhancing its broad portfolio of existing products. Sangoma believes that product innovation is essential to a technology company’s future. The Company also believes that R&D investment is necessary in order to address the needs of the Company’s wide-ranging group of customers (which include business of all sizes including service providers, carriers, enterprises, small and medium-sized businesses, and original equipment manufacturers) in more than 100 countries, to keep pace with technology developments in the cloud communications industry, to meaningfully compete in that industry, and to achieve and maintain market acceptance.

The Company focuses on creating and introducing products to the market as soon as commercially practical and, thereafter, focuses on enhancements to further improve its products. Such product introductions enable the Company to validate product acceptance to some degree, and to get products to market efficiently to start generating revenue. Furthermore, the Company focuses on keeping its new product development costs for new projects under control in a number of ways, including by reusing its existing code base where applicable and by leveraging open-source software.

Sangoma continues to invest in Research and Development (“R&D”) to develop new products and to improve existing offerings with spending on R&D increasing each year. Sangoma believes that product innovation is essential to a technology company’s future.

Sales and marketing

R&D is important, but without Sales and Marketing, customers can be too unaware of the advancements that Sangoma has made in innovation. So Sangoma continues to increase its investment in both Sales and in Marketing, to promote awareness of the Company, to communicate the critical shift from single products to full solutions to cloud, and to drive customer acquisition.

Sales

Sangoma uses a dual sales path ‘go to market’ approach: direct sales to large customers and indirect distribution to other small and medium businesses (SMBs).

o	Large Customers typically include ‘service providers’, OEM’s and larger enterprise type businesses. This is the customer segment that we can sell to directly.

Service Providers is a broad category of customers that included telcos, ISPs, ITSPs, wireless/mobile operators, MSPs, UCaaS operators, etc. These types of organizations are potential customers for Sangoma.

OEM partners are companies that “design in” Sangoma products as a component of their solutions. OEM customers tend to be committed participants in their given markets and have longer-term focus. It is important to reach these potential customers in the early days of any project to secure ‘design wins’ and to have sales and marketing programs that will ensure close collaboration during product and sales development cycles.

Enterprise customers are the classic ‘larger’ companies who buy products or services for their own use. This type of customer has similar ‘use cases’ to a SMB type customer but is large enough that they prefer to do business directly with Sangoma, and the Company wants a direct relationship with them as well, and they are buying enough for Sangoma to cost effectively service them directly.

o	SMB Customers: In other cases, the customer is commonly referred to as a Small-Medium Business. Here, it is not usually cost-effective to travel to meet with such customers in a typical sales cycle. Sangoma then utilizes an indirect distribution model to reach the full breadth of customers, often based upon a two-tier Channel model:

The ‘upper tier’ of the indirect model is typically made up of Distributors or Master Agents. The ‘second tier’ of the indirect model is normally made up of Resellers and Agents. Distributors typically sell to resellers, and Master Agents typically sell to Agents. The Resellers and Agents then sell, install, and support end users. The upper tier of the channel tend to be larger organizations and cover broader geographic regions, whereas the second tier tend to be smaller organizations (though not always) and are usually more ‘local’ in nature.

Sangoma has parts of its sales team that focus on Direct customers and parts which focus on the Channel. In the channel, partners require frequent attention to keep Sangoma ‘on their mind’ in a crowded product marketplace. Therefore, a portion of the Company’s sales team services the distributors and master agents as the upper tier of the channel while a different part of the team focuses on the resellers/agents. Finally, Sangoma has professional sales teams across all key geographic regions as well.

x

Marketing

Sangoma also continues to increase its efforts in marketing. The Company has assembled corporate marketing programs with two key objectives in mind:

o	to promote the Sangoma brand and positioning, which included conveying the message about the Company’s full solutions and its Cloud-First approach.

o	lead generation as one of the front-end steps in customer acquisition

Sangoma is now using various marketing techniques typical of technology firms to accomplish those two objectives. This includes participation in tradeshows, speaking at selected industry events, attending specialized seminars run by Sangoma’s distribution channel and other partners, investing in electronic marketing strategies (e.g. web presence, social media and blogging, online advertising, search engine campaigns, etc.), conducting lead generation campaigns via email/social media/etc., webinars, creating thought leadership pieces, PR, etc.

In addition to the overall corporate messaging, in support of the above two objectives, Sangoma has developed a comprehensive set of channel promotion programs, aimed at the Company’s indirect partners described above, both distributors/master agents as well as resellers/agents. The Company seeks to attract new channel partners and to grow the business with existing partners. Sangoma has implemented several incentive programs to reward its channel partners for performance and behaviours that Sangoma believes will grow revenues.

RESULTS OF OPERATIONS

SUMMARY OF RESULTS FOR THE FOURTH QUARTER OF FISCAL 2021

Sangoma acquired StarBlue Inc. (dba “Star2Star Communications”) (“Star2Star”) on March 31, 2021. The acquisition represented a unique opportunity for the Company to scale, to continue transforming its business into a leading SaaS Company, and to enhance its offerings to customers with Star2Star’s cloud-native collaboration platform and suite of communications and collaboration solutions. Under the terms of the share purchase agreement (a copy of which is available on SEDAR), Sangoma acquired all of the shares of Star2Star for consideration of (i) an aggregate of 110,000,000 common shares of Sangoma, 88,000,000 of which are to be issued and distributed in quarterly instalments commencing April 2022 and 869,202 common shares that are subject to an indemnification holdback for 16 months, and (ii) cash consideration of $137.56 million including cash consideration of $127.15 million on closing. The full details of the transaction are covered in Note 20 (c) of the June 30, 2021 financial statements.

For the quarter ended June 30, 2021, the Company incurred transaction expenses (excluding the purchase price paid) of $0.14 million relating to the acquisition of Star2Star, which is in addition to the $4.74 million recorded in the quarter ending March 31, 2021. Consistent with the Company’s approach in prior acquisitions, upon closing, the Company immediately began integrating Star2Star’s business with the Company’s existing business and as such, the Company does not segregate revenue, cost of sales or operational expenses of an acquired business post-integration. The Company expects to complete the integration of Star2Star at the end of the first quarter of fiscal 2022 and will record any associated costs in this period.

Sales

The comparison of this quarter’s sales to that of the fourth quarter in the prior year was materially affected by the inclusion of a full quarter of the acquisition of Star2Star, as well as the significant swing in exchange rates between years. Sales for the quarter ended June 30, 2021 were $61.55 million, up 77% from the fourth quarter of fiscal 2020.

This increase is driven by the Star2Star acquisition contributing significantly to sales, our existing Services business continuing to grow and compound, all partially offset by some softening in the US currency exchange rate. As a result, our Services revenue expanded to 71% of total sales this quarter, up from 55% in the same quarter of the prior year, consistent with our strategic objective.

The solid growth in services was partially offset by some softness in our traditional product sales which has continued, due to the decline of the PSTN, the trend towards cloud, the impact of the COVID-19 pandemic (tighter constraints on capital purchases and more difficult to get on site for installs), and the ongoing tightening of the global supply chain for electronic components.

Cost of sales and gross profit

The cost of sales for the quarter ended June 30, 2021 was $17.47 million compared to $12.18 million last year, reflecting the global supply chain pressures and the additional costs associated with the Star2Star business. Sangoma’s product manufacturing and delivery has been impacted by the COVID-19 related supply chain pressures on availability and cost, for both electronic components and for shipping. Sangoma has needed to order further ahead in some cases, to pay more for electronic components, in order to stay abreast of demand. Sangoma was able to fill most customer orders in the fourth quarter, despite these supply chain pressures.

Gross profit for the quarter ended June 30, 2021 was $44.08 million, 95% higher than the $22.64 million realized in the quarter ended June 30, 2020. Gross margin for the fourth quarter of June 30, 2021 was 72% of revenue, up 7% from the 65% last quarter, primarily reflecting higher margins at Star2Star and a larger fraction of revenue coming from higher margin services year over year.

Operational expense

As permitted under IFRS, costs are allocated by function except for the impact of foreign exchange, which can result in material swings between time periods.

Sales and marketing

Sales and marketing expense was $14.89 million for the fourth quarter of fiscal 2021, significantly higher than the $4.54 million incurred in the same quarter of fiscal 2020. This was primarily the result of the addition of the Star2Star sales team, channel partner trailing commissions, and marketing expenditures. The integration of Star2Star’s sales and marketing team into the Company’s existing sales and marketing department is in progress.

Research and development

A portion of the Company’s R&D costs are capitalized each period and amortized on a straight-line basis over three years (see the notes to the audited consolidated financial statements and related notes for the fiscal year ended June 30, 2021 available at www.sedar.com). The engineering expenses incurred, and the development costs amortized during the fourth quarter were $9.16 million or approximately 15% of sales, higher than the $6.10 million in the same quarter last year mostly as a result of the addition of Star2Star. For the quarter ended June 30, 2021, the Company did not have any significant projects that have not yet generated revenue, nor did it have any products or services that are not fully developed, and which are material to the Company. The R&D programs are in the process of being integrated following the acquisition of Star2Star.

General and administration

General and administration expenses were $22.47 million for the quarter ended June 30, 2021, considerably above the $9.00 million over the same period of fiscal 2020. The $22.47 million includes the costs of the Star2Star team and the additional amortization of the intangible assets acquired (a non-cash expense).

Foreign exchange

For the quarter ended June 30, 2021, there was a foreign exchange gain of $0.10 million compared to a $0.01 million gain in the fourth quarter of fiscal 2020.

Total expenses

Total operating expense for the fourth quarter of fiscal 2021 was $46.42 million versus $19.63 million during the same period last year. The primary driver of the increase was the incremental expense associated with the addition of Star2Star.

Adjusted Operating Income, defined as income before interest, income taxes, gain on change in fair value of consideration payable, business acquisition and business integration costs

As a result of the above, Adjusted Operating loss for the quarter ended June 30, 2021 was $2.34 million, compared to the $3.01 million profit in the same period last year, again affected by the addition of the Star2Star teams in the quarter and the incremental amortization of intangible assets.

Interest

Net interest expense for the quarter ended June 30, 2021 was $1.07 million, higher than the $0.69 million in the same period last year, with the additional interest on the new debt from the acquisition of Star2Star more than offsetting the lower LIBOR rate and the paydown of principal on the existing loan between periods.

Business acquisition and integration costs

During the quarter ended June 30, 2021, the Company incurred additional transaction expenses (excluding the purchase price paid) of $0.14 for the acquisition of Star2Star and expects to incur some integration expense in the first quarter of fiscal 2022. For further information on the Star2Star transaction please refer to Note 20 (c) of the June 30, 2021 financial statements filed on SEDAR.

Consideration payable

As part of the agreement for the purchase of Star2Star, Sangoma is required to process certain payroll tax benefits to Star2Star Holdings (“Holdings”) option holders each time an installment of the remaining share consideration is distributed. This gives rise to a tax deduction for Sangoma, the benefit of which is to be paid to Holdings when it is realized by Sangoma. To account for this, the estimated amount is calculated each quarter and recorded as a deferred tax asset with the associated liability to Holdings recorded as consideration payable. The amount of the potential payment is tied to Sangoma’s share price, the US dollar to Canadian dollar exchange rate and the current US tax rate and as these change; the Company will update the potential payout. In the fourth quarter of fiscal 2021, the change in these factors gave rise to a gain versus the amount established on March 31, 2021 with the offset included in deferred tax expense. There is no cash exposure to Sangoma since the payment is only due when the tax benefit is actually realized, and the two balances will largely offset each other each quarter until the final share distribution is completed.

Tax

Taxable income is impacted by the intangible asset amortization arising from the Star2Star acquisition which is not tax deductible. The deferred tax balance includes the amount of the expected tax benefit from the remaining share distributions to Star2Star Holdings option holders which will change over time as the share price alters and is largely offset by the corresponding change in consideration payable noted above.

Net income (loss)

Net loss for the fourth quarter was $1.57 million ($0.007 loss per share fully diluted), compared to a net income of $2.63 million ($0.035 income per share fully diluted) for the equivalent quarter ended June 30, 2020.

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, share-based compensation, gain on change in fair value of consideration payable, business acquisition costs and business integration costs)

For the fourth quarter of fiscal 2021, Adjusted EBITDA at $12.09 million was almost double that of the same quarter last year, resulting from the inclusion of Star2Star, the timing of the VoIP Innovations acquisition, and the ongoing gradual increase of services as a percentage of revenue.

	Three months ended
$C Thousands	June 30, 2021	June 30, 2020
Net income (loss)	(1,566)	2,631
Tax	3,177	(298)
Interest income	16	(4)
Interest expense	1,053	695
Share-based compensation	3,515	76
Depreciation of property and equipment	535	210
Depreciation of right-of-use assets	922	988
Amortization of intangibles	9,463	1,903
Business acquisition expense	145	(17)
Gain on change in fair value of consideration payable	(5,165)	-
Adjusted EBITDA	12,095	6,184
Percentage of revenue	19.7%	17.8%

The above table shows the reconciliation of net income to Adjusted EBITDA which is a metric used by the Company to monitor its performance and the definition may be found in the section non-IFRS measures above.

QUARTERLY RESULTS TRENDS

When measured in source currency (predominantly US$), sales in the quarter ended June 30, 2021 were 100% higher than in the fourth quarter of fiscal 2020 and were 79% higher than in the immediately preceding third quarter. The sales were higher in the quarter ended June 30, 2021 compared to the preceding quarter primarily due to the addition of the Star2Star customers together with the ongoing growth in the services business which continues to grow as a percentage of revenue. In US dollars, Sangoma’s quarterly revenue has now exceeded the same period in the prior year for each of the last twenty-three quarters.

SALES AND NET INCOME BY QUARTER

	First	Second	Third	Fourth	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
C$ thousands	2019-2020	2019-2020	2019-2020	2019-2020	2020-2021	2020-2021	2020-2021	2020-2021
Sales	$28,005	$32,286	$36,310	$34,817	$35,033	$35,324	$35,438	$61,550
Gross Profit	$17,483	$21,322	$23,467	$22,637	$23,175	$23,461	$23,243	$44,076
Expenses	$15,877	$19,170	$20,095	$19,631	$19,643	$19,678	$20,140	$46,415
Adjusted operating income (loss)[1]	$1,606	$2,152	$3,372	$3,006	$3,532	$3,783	$3,104	$(2,340)
Net income (loss)	$906	$(1,331)	$1,699	$2,631	$2,238	$2,463	$(2,368)	$(1,566)
Net earnings (loss) per share
Non-diluted basis	$0.014	$(0.018)	$0.023	$0.035	$0.022	$0.022	$(0.021)	$(0.007)
Fully diluted basis	$0.013	$(0.018)	$0.022	$0.035	$0.022	$0.021	$(0.021)	$(0.007)
Adjusted EBITDA[1]	$3,666	$5,192	$6,513	$6,184	$6,728	$6,836	$6,630	$12,095

1 Adjusted Operating income (loss) and Adjusted EBITDA are metrics used by the Company to monitor its performance and the definition may be found in the section non-IFRS measures above.

SELECTED ANNUAL INFORMATION

The table and chart below show selected historical information from the Company’s financial statements.

	Fiscal Years Ended June 30,
	2021	2020	2019

	($ millions, except per share amounts)
Operating Results
Sales	167.34	131.42	109.65
Gross profit	113.96	84.91	66.83
Operating expense	105.88	74.77	59.78
Adjusted operating income[1]	8.08	10.14	7.04
Income before provision for income tax	5.94	5.08	2.88
Net income	0.77	3.90	1.54

Net earnings per share:
- non diluted basis	$0.004	$0.055	$0.030
- fully diluted basis	$0.004	$0.054	$0.028

Adjusted EBITDA[1]	32.29	21.56	12.30

Financial Position
Cash and equivalents	27.39	27.25	11.72
Total assets	669.71	175.73	96.41
Operating facility and loan	92.91	50.49	22.73
Shareholders’ equity	466.20	74.78	41.83
Cash dividends declared per share	$0.00	$0.00	$0.00

1 Adjusted Operating Income (Loss) and Adjusted EBITDA are metrics used by the Company to monitor its performance and the definition may be found in the section non-IFRS measures above.

SUMMARY OF RESULTS FOR YEAR TO DATE FISCAL 2021

Sales

Sales for the year ended June 30, 2021 were $167.34 million, up 27% from the $131.42 million recorded in fiscal 2020.

The increase in sales was due to the additional revenue from the acquisition of Star2Star, the continued growth and compounding of the existing services business where the recurring revenue is generated, the timing of the VoIP Innovations acquisition early in fiscal 2020, all partly offset by the impact of the decline in the US dollar against the Canadian dollar from $1.34 in fiscal 2020 to $1.28 in fiscal 2021. Products sales, some of which need onsite installation, were impacted by the COVID restrictions and at $64.11 million for the year were down 4% from fiscal 2020. Services revenue for the year at $103.23 million grew 59% and contributed 62% of the total revenue for the year, up from about 50% in fiscal 2020.

Cost of sales and gross profit

The cost of sales for the year ended June 30, 2021 was $53.39 million compared to $46.51 million last year, reflecting the global supply chain pressures and the additional costs associated with the Star2Star business. Sangoma’s product manufacturing and delivery has been impacted by the COVID-19 related supply chain pressures on availability and cost, for both electronic components and for shipping. Sangoma has needed to order further ahead in some cases, to pay more for electronic components, in order to stay abreast of demand. To date, Sangoma has been able to fill most customer orders in fiscal 2021 in spite of these supply chain pressures.

Gross profit for the fiscal year ended June 30, 2021 was $113.96 million, 34% higher than the $84.91 million realized in fiscal year ended June 30, 2020. Gross margin for the year ended June 30, 2021 was 68% of revenue, up 3% from the 65% last year, reflecting slightly higher margins in the newly acquired businesses and a larger fraction of revenue coming from higher margin services year over year.

Operational expense

As permitted under IFRS, costs are allocated by function except for the impact of foreign exchange which can result in material swings between time periods. In general, key drivers of increased cost year-over-year, were the addition of Star2Star on March 31, 2021, the timing of the VoIP Innovations acquisition in the second quarter of fiscal 2020 (and thus its contribution in only part of fiscal 2020), and the incremental spending to drive growth, all partly offset by spending controls in the face of the COVID-19 pandemic.

Selling and marketing

Selling and marketing expenses were $31.02 million for the year ended June 30, 2021 compared to $20.56 million for the year ended June 30, 2020. The increase arises mostly from the addition of Star2Star for the whole of the fourth quarter, including the sales team, channel commissions, and marketing expenditures in that acquired business.

Research and development

A portion of the development costs are capitalized each period and amortized on a straight-line basis over three years (see the notes to the consolidated financial statements and related notes for the year ended June 30, 2021 at www.sedar.com). The engineering expenses incurred, and the development costs amortized during the fiscal year ended June 30, 2021 were $27.19 million, compared to $23.91 million during the fiscal year ended June 30, 2020. The majority of the increase was from the addition of Star2Star for the fourth quarter of fiscal 2021.

General and administration

General and administration expenses were $47.82 million for the fiscal year ended June 30, 2021 versus $30.25 million over the same period ended June 30, 2020. The increased spend is a result of the addition of the Star2Star headcount-related costs, the additional intangible amortization, higher share-based compensation expense and the ransomware cost. The $1.4 million of costs incurred in fiscal 2021 related to ransomware attack has been fully expensed pending the claim outstanding with its insurers being settled.

Foreign exchange

For the year ended June 30, 2021, there was a foreign exchange gain of $0.16 million compared to a $0.05 million loss last year.

Total operational expense

Operating expense for the fiscal year ended June 30, 2021 was $105.88 million compared to $74.77 million for the prior fiscal year. The most significant driver of this increase was the additional costs from Star2Star.

Adjusted Operating Income before income before interest, income taxes, gain on change in fair value of consideration payable, business acquisition and business integration costs

Adjusted operating income for the year ended June 30, 2021 was $8.08 million somewhat lower than the Adjusted Operating Income of $10.14 million in the fiscal year ended June 30, 2020, for the reasons described earlier in this section.

Interest

Net interest for the fiscal year ended June 30, 2021 was $2.42 million, versus $2.48 million in the prior year, with the savings from lower LIBOR rates and the paydown of existing loans being offset by the additional debt taken on to finance the Star2Star acquisition.

Business acquisition and integration costs

During the fiscal year ended 2021, Sangoma recorded $4.89 million of costs directly associated with the closing of the acquisition of StarBlue on March 31, 2021 and expects to incur some integration expense in the first quarter of fiscal 2022. During fiscal year ended 2020, the Company incurred $2.58 million for the acquisition of VoIP Innovations. There were no business integration costs recorded in either of fiscal 2021 or fiscal 2020.

Gain on change in fair value of consideration payable

Please refer to the results of operations for the fourth quarter of fiscal 2021.

Tax

Taxable income is impacted by the intangible asset amortization arising from the Star2Star acquisition which is not tax deductible. The deferred tax balance includes the amount of the expected tax benefit from the remaining share distributions to Star2Star Holdings option holders which will change over time as the share price alters and is largely offset by the corresponding change in contingent consideration noted above.

Net income (loss)

Net income for the year ended June 30, 2021 was $0.77 million ($0.004 income per share fully diluted) compared to net income of $3.90 million ($0.054 income per share fully diluted) for the equivalent period ended June 30, 2020.

Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, gain on change in fair value of consideration payable, business integration and acquisition related expenses)

For the fiscal year ended June 30, 2021, Adjusted EBITDA at $32.29 million was 50% higher than the $21.56 million in the prior fiscal year, resulting from the inclusion of Star2Star for one quarter, the underlying growth in the business, and the timing of the VI acquisition in fiscal 2020. Adjusted EBITDA as a percentage of revenue increased by 3%, from 16% in fiscal 2020 to 19% in fiscal 2021.

	Twelve months ended
$C Thousands	June 30, 2021	June 30, 2020
Net income (loss)	767	3,905
Tax	5,171	1,172
Interest income	(49)	(53)
Interest expense	2,466	2,531
Share-based compensation	4,681	402
Depreciation of property and equipment	1,127	701
Depreciation of right-of-use assets	3,218	3,367
Amortization of intangibles	15,183	6,948
Business acquisition expense	4,890	2,582
Gain on change in fair value of consideration payable	(5,165)	-
Adjusted EBITDA	32,289	21,555
Percentage of revenue	19.3%	16.4%

The above table shows the reconciliation of net income to Adjusted EBITDA which is a metric used by the Company to monitor its performance and the definition may be found in the section non-IFRS measures above.

LIQUIDITY

As of June 30, 2021, Sangoma had current assets of $66.12 million, current liabilities of $68.38 million, and closed the 2021 fiscal year with $27.39 million of cash.

Sangoma generated $24.66 million of Adjusted Cash Flow from operations during the fiscal year ended June 30, 2021 compared to $15.01 million in the fiscal year ended June 30, 2020 with $9.55 million coming from the fourth quarter inclusive of Star2Star.

	Three month periods ended		Twelve month periods ended
	June 30,		June 30,
$ Thousands	2021	2020	2021	2020
Net cash flows from operating activities	6,004	7,984	19,466	11,912
Less capitalization of development costs	(583)	(475)	(2,108)	(1,965)
Interest earned	16	(4)	(49)	(53)
Interest expense	1,053	695	2,466	2,531
Business acquisition costs	3,063	(17)	4,889	2,582
Adjusted cash flow from operations	9,553	8,183	24,664	15,007

Accounts receivable of $18.26 million on June 30, 2021 were higher than the 11.23 million in fiscal 2020 almost entirely as a result of the addition of the Star2Star business.

Inventories were $14.65 million on June 30, 2021, $2.01 million higher than as at June 30 of the prior year, again due to inventory from the acquisition of Star2Star and because of the supply chain pressures described earlier. Sangoma expects this slightly elevated inventory level for the next few quarters until the supply chain stabilizes.

Net cash flows used in investing activities were $136.26 million during the fiscal year ended June 30, 2021 compared to $41.88 million during fiscal year ended June 30, 2020. The change is primarily due to $132.74 million cash used in the purchase of Star2Star on March 31, 2021 whereas $39.29 million was used in acquisitions during fiscal year ended June 30, 2020.

There are no existing or anticipated defaults or arrears on lease payments or interest payments and Sangoma is in full compliance with all debt covenants. Management of the Company believes that the current working capital and expected funds generated from operations will be sufficient to meet the operating and planned capital expenditures of the Company for the foreseeable future.

CAPITAL RESOURCES

There are no material commitments for capital expenditures at this time.

CONTRACT LIABILITIES

The following table shows the movement in Contract Liabilities over the last two years and the impact of the change in currency rates during the period.

$
Opening balance, June 30, 2019	14,988,404
Revenue deferred during the year	16,826,638
Deferred revenue amortized into income during the year	(17,676,552)
Additions through business combination (Note 20)	825,646
Effects of movements on exchange rates	(218,506)
Ending balance, June 30, 2020	14,745,630
Revenue deferred during the year	25,358,368
Deferred revenue amortized into income during the year	(26,172,111)
Additions through business combination (Note 20)	6,957,026
Effects of movements on exchange rates	(1,363,739)
Ending balance, June 30, 2021	19,525,174

Contract liabilities - Current	14,143,563
Contract liabilities - Non-current	5,381,611
19,525,174

USE OF PROCEEDS FROM EQUITY FINANCINGS

On July 16, 2019, the Company raised aggregate gross proceeds of $23,012,075 in connection with a short-form bought deal prospectus offering of 14,846,500 common shares at a price of $1.55 per common share, including 1,936,500 common shares issued upon the exercise in full of the overallotment option granted to the underwriters (the “2019 Offering”). On July 30, 2020, the Company raised aggregate gross proceeds of $80,513,800 in connection with a bought deal equity offering of 35,006,000 common shares at a price of $2.30 per common share, including 4,566,000 common shares issued upon the exercise in full of the overallotment option granted to the underwriters (the “2020 Offering” and together with the 2019 Offering, the “Offerings”).

As described in the short form prospectus dated July 8, 2019 in respect of the 2019 Offering, the Company intended to use the aggregate gross proceeds of the 2019 Offering for future acquisitions, debt reduction and general corporate purposes, with substantially all net proceeds initially being allocated for future acquisitions (the “Acquisition Funds”), provided that the Company may reallocate a portion of the Acquisition Funds primarily for the purpose of debt reduction with the remainder for general corporate purposes. As described in the prospectus supplement dated July 24, 2020 in respect of the 2020 Offering, the Company intended to use the aggregate gross proceeds of the 2020 Offering for future acquisitions, with any unused net proceeds to be used for working capital and other general corporate purposes, including to reduce debt.

As of the date of this MD&A, there has not been, and the Company does not anticipate, any changes to its previously made disclosure about the Company’s intended use of proceeds from the Offerings.

	Previously Disclosed	Actual Use of Proceeds and
Offering	Proposed Use of Proceeds	Explanation of Variances
Short form prospectus dated July 8, 2019	The Company intends to allocate the net proceeds from the Offering for future acquisitions, debt reduction and for general corporate purposes, with substantially all of the net proceeds initially being allocated for future acquisitions (the “Acquisition Funds”).	Substantially all of the proceeds were used in the Company’s acquisition of VoIP Innovations, LLC completed on October 18, 2019.

Prospectus Supplement dated July 24, 2020 to the Short Form Base Shelf Prospectus Dated June 29, 2020	The Company intends to use net proceeds of the Offering for future acquisitions, with any unused net proceeds to be used for working capital and other general corporate purposes, including to reduce debt. The Company will have discretion in the actual application of Net Proceeds.	Substantially all of the proceeds were used in the Company’s acquisition of StarBlue Inc. and its wholly-owned operating subsidiary Star2Star Communications, LLC completed on March 31, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Sangoma.

RELATED PARTY TRANSACTIONS

Except as disclosed in the notes to the consolidated financial statements, the Company is not party to any material transactions with related parties.

PROPOSED TRANSACTIONS

None.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the cash and cash equivalents, trade receivables, contract assets, other current assets, accounts payable, accrued liabilities, consideration payable and derivative liability approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or loans at market rates.

OUTSTANDING SHARE DATA

As of September 29, 2021, there were 133,151,508 issued and outstanding common shares of Sangoma, with a further 88,869,202 shares to be issued, and as of the same date there were outstanding options to acquire 10,523,708 common shares.

SIGNIFICANT EVENTS

COVID-19:

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders. At the commencement of the COVID-19 pandemic Sangoma was designated as an essential business in many of the jurisdictions in which it operates and continued to receive factory shipments and make deliveries to customers around the world throughout fiscal years 2020 and 2021.

As indicated in previous business updates, there continues to be uncertainty regarding the full impact, duration and pace of recovery from the COVID-19 pandemic on Sangoma’s operations and markets. In addition to the varying government responses in each of the countries that Sangoma operates in, there have been global electronic component supply shortages with associated higher prices, longer lead times for the supply of both components and finished goods, delays in and increased cost of shipping the company’s products to its warehouses and customers. Sangoma has responded though seeking to lock in component supply for as far out as is possible but remains dependent on these components being delivered in the agreed quantities and timelines. As a result Sangoma has needed to use more air freight than it normally would to get products into its warehouses in order to meet customer demand.

Going forward, the COVID-19 pandemic’s impact on the continuing recovery of the global economy; the Company’s manufacturing, labour and shipping costs; global exchange rates; Company’s customers’ business operations; the availability and costs of components required by the Corporation for the production of its products; the Company’s manufacturers and supply chain delivering the required quantities of finished products on schedule; the continued ability for the Company’s operations employees to work at the Company’s internal and outsourced facilities; and other employees being able to work from home as required without any material impact on productivity remains uncertain.

The outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Government Canada and the Bank of Canada have responded with significant monetary and fiscal interventions designed to stabilize economic conditions as temporary measures and one of them is the Canada Emergency Wage Subsidy (CEWS). The CEWS program offers assistance in the form of wage subsidy for qualifying businesses faced with specified levels of revenue decline, and the subsidy is targeted to either retain workforce on payroll or to re-hire furloughed employees. The CEWS program is applicable from March 15 to December 19, 2020 for eligible entities that experienced a reduction in gross revenue for the period as determined by the program. The Company received under the CEWS a total of $142,592 for the fiscal year ended June 30, 2021 ($407,447 – June 30, 2020) which was recorded as an offset against salaries and wages in operating expenses in the consolidated statements of income and comprehensive income (loss).

POST REPORTING EVENTS

On July 16, 2021, Sangoma purchased certain assets, M2 Telecom LLC for $2.52 million ($2.00 million US dollars). M2 was a channel partner for our wholesale TaaS business and Sangoma has taken over the sales team.

At a special meeting of shareholders on September 23, 2021 a special resolution to authorize Sangoma’s board of directors to effect a consolidation of its common shares based on a consolidation ratio within the range of one (1) post-consolidation share for every two (2) to twenty (20) pre-consolidation shares was approved.

GUIDANCE

2021 ACHIEVEMENTS AGAINST GUIDANCE

In its press release dated October 20, 2020, Sangoma published initial guidance with respect to revenue and Adjusted EBITDA for fiscal year 2021, stating that revenue and Adjusted EBITDA were expected to be between $143 and $147 million and $24 and $26 million, respectively. The material factors and assumptions used by management to develop such guidance for fiscal year 2021 were:

•	anticipated sales of products and services from its sales employees and channels including the projected softer demand in some of its products from the impact of COVID-19;

•	no material fluctuation to the then prevailing foreign currency exchange rate of approximately US$1:CDN$1.32;

•	uninterrupted availability of components and manufacturing capability for building the Company’s products;

•	the ability of the Company’s employees to work from home without any material impact on productivity; and

•	the ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s products and services.

In its press release dated May 20, 2021 and in its management discussion and analysis for the three and nine months ended March 31, 2021, Sangoma increased its guidance for fiscal year 2021 to approximately $166 million for revenue and approximately $30 million for Adjusted EBITDA. The material factors and assumptions used by management to develop such updated guidance for fiscal year 2021 were:

•	the inclusion of the Star2Star business from April 1, 2021 and such business continuing to operate and generate results in a manner consistent with its business preceding the acquisition closing;

•	no material fluctuation to the current foreign currency exchange rate of approximately US$1: CDN$1.21 for the remainder of fiscal year 2021;

•	no material escalation of the COVID-19 pandemic or resulting material and adverse impact on sales for the remainder of fiscal year 2021; and

•	the re-stabilization, in all material respects, of the global supply chain on availability of, and pricing for, certain components required by the Corporation for the remainder of fiscal year 2021 (including a temporary increase in investment into parts and finished goods inventory to minimize the effect of component shortages where possible); and

•	no material escalation in the cost to ship the Corporation’s products to its warehouses and to its customers during the remainder of fiscal year 2021.

The Company provided a Business Update to investors on July 29, 2021 to indicate that revenue would be approximately $167 million (up from $166 million in the prior guidance of May 20), and Adjusted EBITDA would exceed the $30 million we had previously indicated. Our actual results were consistent with this Business Update, with $167.3 million for revenue and $32.3 million for Adjusted EBITDA, respectively.

ADDITIONAL INFORMATION

Additional information relating to the Company is filed on SEDAR at www.sedar.com.

GLOSSARY OF TERMS

Analog

Analog telephony is the telephone system that dates back to the original experiments by Alexander Graham Bell. The voice signal is picked up by a microphone and transmitted to the central office. Voice signals from the central office consist of voltages that drive a headset to produce sound. Analog means that the voice pressure signals are represented by voltages levels on the line.

API

Application Program Interface: An API is a purpose-built interface that allows fourth party software to interact with a particular application. A typical API is the user interface for Windows that allow programmers to write programs for Windows that use all its built-in utilities. APIs do not depend on revealing source code, in general. They are usually well documented and include sample programs that make development easy.

Codec

In the telephony context a codec is a mechanism of digitally encoding voice. On the PSTN a voice channel takes up 64kbps in a codec standard called G.711. Cell phones use a codec called GSM that compress the voice further so that a GSM call consumes about 24kbps. Other compressed codecs are used in VoIP to conserve bandwidth. These include standards such as G.729, G.723. Most audio codecs are lossy, in that some of the voice quality is degraded by the compression. On the other hand, as bandwidth becomes cheaper, VoIP allows one to use other codecs that in fact use more bandwidth than the PSTN, the so-called broadband codecs that have DVD-like voice quality.

Digital telephony

In the modern PSTN only the “last mile” line to the customer is still analog, all other internal parts of the network are digital. Digital in this case means that at the central office the analog signal from the subscriber’s telephone is sampled digitally, converting the line voltages to a series of numbers that can be easily transmitted error free over long distances. See T1, E1 below.

Gateway

In the telephony context this is typically a separate unit with its own case and power supply that provides VoIP-to-PSTN services for a VoIP network. Almost all gateway devices use SIP interfaces to the VoIP system over Ethernet and have analog or digital telephony interfaces that connect to the PSTN. VoIP gateways are available from many manufacturers including Audiocodes, Cisco, Grandstream, Patton Electronics and many others.

ISDN

Integrated Services Digital Network (“ISDN”) is a set of communications standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network. Of the many variations of ISDN, Sangoma supports BRI (Basic Rate Interface) which is essentially an all-digital replacement for ordinary analog lines and PRI (Primary Rate Interface) which is used over T1 and E1 lines. BRI is very popular outside of North America. PRI is used worldwide.

IP

The Internet Protocol (“IP”) is the primary protocol in the internet layer of the Internet protocol suite, and delivers data packets from the source host to the destination host solely based on the IP address.

ISP

Internet Service Provider

ITSP

Internet Telephony Service Provider who offer telecommunications service including voice over internet type connections.

IVR

Interactive Voice Response: IVR systems use the phone to navigate a menu, for example those used by banks to allow access to customer’s account information. IVR systems have typically been driven by dial tones as the buttons on your phone are pressed, but increasingly they are using voice recognition for navigation.

Open Source

Open Source software is distributed free subject to certain conditions. Open Source licenses usually stipulate that source code must always be distributed or made available, and any improvements in the code have to be donated back to the community. It is possible to have dual licensing: Open Source to the community and also a closed, commercial license of the same or similar software.

NetBorder

This is the trade name of a Sangoma SIP to PSTN gateway product. It includes several other functions in addition to the PSTN gateway function. The mass marketed version is known as NetBorder Express or NBE.

PBX

Private branch exchange. A PBX is a premised basis device to deliver calls from the PSTN or VOIP network to phones in a single or multiple locations.

PSTN

Public Switched Telephone Network: This is the standard telephone network that has been in operation for many decades. A telephone or FAX or PBX or other telephony device is generally connected to an analog line at a wall plug, which is connected by “last mile” cabling to the central office. The analog signal from the device is converted to a digital signal at the Telco central office and is multiplexed, 24 simultaneous voice channels per line (in North America) onto a T1 for onward transmission. At the other end of the line the digital channel is reconverted to analog for transmission over the “last mile” to the receiving phone or other device.

SBC

A Session Border Controller (“SBC”) is a device deployed in Voice over Internet Protocol (“VoIP”) networks to exert control over the signaling and usually also the media streams involved in setting up, conducting, and tearing down telephone calls or other interactive media communications. SBCs are deployed as demarcation points between enterprises and service providers and between service provider networks.

Signalling

Call setup and tear down is remarkably complicated, involving such things as responding to the different tones as well as generating them, caller identification and handling the different features like hook-flash and voicemail properly. There are different signalling mechanisms for different types of circuits. Analog circuits use tones such as out-of-order, busy, ringing as well as the dialling tones. T1 lines often use a data protocol called ISDN PRI, where packets of control data are exchanged on a separate data channel. ISDN PRI is a simplification of the general signalling protocol used internally by the telecommunications networks known as SS7. In all cases signalling has to be exactly compatible with what the Telco expects, so interoperability and standards are important.

SIP

Session Initiation Protocol: SIP is the emerging standard signalling protocol for VoIP, though it has much broader applications. SIP is responsible for setting up and teardown of two party and multiparty calls, as well as a host of management features. To a great and increasing extent, VoIP calls are SIP based. The term SIP Trunk is used to describe the provision of a SIP line to an end customer.

T1, E1

A T1 line is a circuit that carries 24 digital telephone calls simultaneously. At higher densities, 28 T1s are aggregated into a T3 line carrying 672 calls. Larger offices can also connect to the central office via T1 directly, so as to have only one circuit for up to 24 calls. T1 is standard in North America and Japan while E1 is the standard in the rest of the world. E1 carries 30 channels of digitized voice per line.

TDM

Time Division Multiplexing (“TDM”) is used in circuit switched networks to increase the number of calls carried simultaneously on any one circuit and formed the basis for the digital telephony networks.

Unified Communications

Unified communications is a concept in which voice, email, messaging, video and any other type of communication are all considered forms of data that can be combined, manipulated and used in intelligent applications in a seamless way.

VoIP

Voice over IP: The transfer of voice traffic over the Internet Protocol. IP is used universally for all networking including local area networks and private networks, not just the Internet. VoIP is not necessarily voice over the Internet, but voice over general data networks.